

Mailstop 3233

February 2, 2017

Via E-Mail
M. Kirk Scott
Chief Financial Officer and Treasurer
Dividend Capital Diversified Property Fund Inc.
518 Seventeenth Street, 17th Floor
Denver, CO 80202

> **Re:** **Dividend Capital Diversified Property Fund Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 3, 2016**
> **File No. 0-52596**

Dear Mr. Scott:

We have reviewed your January 13, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2016 letter.

NAV Asset Value Calculation, page 51

1. We note your response to prior comment 3. In future Exchange Act filings, please identify the party that is ultimately responsible for the valuation of your net asset value.

Note 3. Investments in Real Property

Pro Forma Financial Information (unaudited), page F-18

2. We note your response to prior comment 7. We remain unclear as to how you determined that ASC 805-10-50 required you to present NOI and Net income before real estate depreciation and amortization expense for your recent acquisitions. Please revise

M. Kirk Scott
Dividend Capital Diversified Property Fund Inc.
February 2, 2017
Page 2

your future filings to remove these measures for your recent acquisitions from your audited footnotes. Please refer to Item 10(e) of Regulation S-K.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney at 202.551.6431 or Sandra Hunter, Senior Counsel at 202.551.3758 with any other questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
  Commodities